FILE NO. 82-5032

RECEIVED
2006 MAY 24 A 9:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**ANDERSON MŌRI & TOMOTSUNE**

IZUMI GARDEN TOWER, 6-1, ROPPONGI 1-CHOME
MINATO-KU, TOKYO 106-6036, JAPAN

TEL: 81-3-6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BLDG., ROOM 809
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86-10-6590-9060
FAX: 86-10-6590-9062

Writer: Hirohito Akagami
Direct Tel: 81-3-6888-1044
Direct Fax: 81-3-6888-3044
E-mail: hirohito.akagami@amt-law.com

06013652

Our Ref: 5871-A-001

May 19, 2006

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, DC 20549
U. S. A.

SUPPL

Re: FANCL CORPORATION
(FILE NO. 82-5032)
Rule 12g3-2(b) Exemption

Dear Sirs:

We are writing on behalf of FANCL CORPORATION which filed an exemption application for its shares based upon Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, which application was received by you on November 15, 1999. We enclose herewith the following documents required to be provided by FANCL CORPORATION thereunder:

1. Brief description of the press release dated May 1, 2006 regarding the consolidated financial results; and

2. Brief description of the press release dated May 1, 2006 regarding the non-consolidated financial results.

PROCESSED
MAY 31 2006
THOMSON
FINANCIAL

Should you have any questions, please do not hesitate to let us know.

Very truly yours,

ANDERSON MŌRI & TOMOTSUNE

By: ______________________
Hirohito Akagami

HA/SD:mkm
Encls.

**1. Brief description of the press release dated May 1, 2006 regarding the consolidated financial results**

Press release dated May 1, 2006 regarding the consolidated financial results for the year ended March 31, 2006, including the management's analysis thereof and the estimate for the results of the year ending March 31, 2007.

**2. Brief description of the press release dated May 1, 2006 regarding the non-consolidated financial results**

Press release dated May 1, 2006 regarding the non-consolidated financial results for the year ended March 31, 2006 including the estimate for the results of the year ending March 31, 2007.